UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

___________________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

___________________________

For the three months ended March 31, 2020

Commission file number 001-36028

ARDMORE SHIPPING CORPORATION

(Exact name of Registrant as specified in its charter)

Belvedere Building,

Ground Floor,

69 Pitts Bay Road,

Pembroke,

HM08,

Bermuda

(Address of principal executive office)

___________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40- F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐           No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐           No ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K are (1) Management’s Discussion and Analysis of Financial Condition and Results of Operations and (2) the unaudited interim condensed consolidated financial statements and related notes of Ardmore Shipping Corporation (the “Company”), as at and for the three months ended March 31, 2020 and 2019.

This Report is hereby incorporated by reference into the following registration statements of the Company:

•	Registration Statement on Form F-3D (Registration No. 333-203205) filed with the U.S. Securities and Exchange Commission on April 2, 2015;

•	Registration Statement on Form S-8 (Registration No. 333-213344) filed with the U.S. Securities and Exchange Commission on August 26, 2016;

•	Registration Statement on Form F-3 (Registration No. 333-227129) filed with the U.S. Securities and Exchange Commission on August 31, 2018; and

•	Registration Statement on Form F-3 (Registration No. 333-233540) filed with the U.S. Securities and Exchange Commission on August 30, 2019.

FORWARD-LOOKING STATEMENTS

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “plan”, “potential”, “should”, “may”, “will”, “expect” and similar expressions are among those that identify forward-looking statements.

Forward-looking statements in this press release include, among others, statements regarding future operating results; the employment of the Company’s vessels; the outcome of the Company’s strategies; the effect of the novel coronavirus pandemic on, among others, oil demand, the Company’s business, financial condition and results of operations including liquidity; future drydocking days; sufficiency of liquidity and capital resources; sensitivity to fluctuations in currency and interest rates; and the impact to the Company of the adoption of new or revised auditing standards. The forward-looking statements in this report are based upon various assumptions, including, among others, the Company’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include: the strength of world economies and currencies; general market conditions, including fluctuations in charter rates and vessel values; changes in demand for and the supply of tanker vessel capacity; changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs; changes in the projections of spot and time charter or pool trading of the Company’s vessels; fluctuations in oil prices; the market for the Company’s vessels; competition in the tanker industry; availability of financing and refinancing; charter counterparty performance; ability to obtain financing and comply with covenants in such financing arrangements; changes in governmental rules and regulations or actions taken by regulatory authorities; new or revised accounting pronouncements; general domestic and international political conditions; potential disruption of shipping routes due to accidents, piracy or political events; vessel breakdowns and instances of off-hires; the Company’s financial condition and liquidity; the durations and scope of the novel coronavirus pandemic; and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s Form 20-F for the year ended December 31, 2019 for a more complete discussion of these and other risks and uncertainties. The Company cautions readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to update or revise any forward-looking statements. These forward-looking statements are not guarantees of the Company’s future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARDMORE SHIPPING CORPORATION

Date: May 5, 2020	By:	/s/ Paul Tivnan
Paul Tivnan
Chief Financial Officer, Treasurer and Secretary

ARDMORE SHIPPING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the unaudited interim condensed consolidated financial statements and accompanying notes contained in this Report on Form 6-K and with our audited consolidated financial statements contained in “Item 18. Financial Statements” and “Item 5. Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2019. The unaudited interim condensed consolidated financial statements included in this report have been prepared in accordance with U.S. generally accepted accounting principles for interim financial statements (“U.S. GAAP”) and are presented in U.S. dollars as at and for the three months ended March 31, 2020 and 2019. Unless the context for interim financial information otherwise requires, the terms “Ardmore,” the “Company”, “we,” “our” and “us” refer to Ardmore Shipping Corporation (NYSE: ASC) and its consolidated subsidiaries.

GENERAL

Ardmore owns and operates a fleet of Medium Range (“MR”) product and chemical tankers ranging from 25,000 to 50,000 deadweight tonnes (“Dwt”). Ardmore provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of mid-size tankers.

We are strategically focused on modern, fuel-efficient, mid-size product and chemical tankers. We actively pursue opportunities to exploit the overlap we believe exists between the clean petroleum product (“CPP”) and chemical sectors in order to enhance earnings, and also seek to engage in more complex CPP trades, such as multi-grade and multi-port loading and discharging operations, where our knowledge of chemical operations is beneficial to our CPP customers.

Our fuel-efficient operations are designed to enhance our investment returns and provide value-added service to our customers. We believe we are at the forefront of fuel efficiency and emissions reduction trends and are well positioned to capitalize on these developments with our fleet of Eco-design and Eco-mod vessels. Our acquisition strategy is to continue to build our fleet with Eco-design newbuildings and modern second-hand vessels that can be upgraded to Eco-mod.

We are an integrated shipping company. The majority of our fleet is technically managed by a combination of Ardmore Shipping Services (Ireland) Limited and Anglo Ardmore Ship Management Limited, a joint venture entity that is 50% owned by us, and we also retain a third-party technical manager for some of our vessels. We have a resolute focus on both high-quality service and efficient operations, and we believe that our corporate overhead and operating expenses are among the lowest of our peers.

We are commercially independent, as we have no blanket employment arrangements with third-party or related-party commercial managers. Through our in-house chartering and commercial team, we market our services directly to a broad range of customers, including oil majors, national oil companies, oil and chemical traders, chemical companies, and pooling service providers. We monitor the tanker markets to understand and best utilize our vessels and may change our chartering strategy to take advantage of changing market conditions.

As of March 31, 2020, our fleet consisted of the following 25 vessels:

Vessel Name	Type	Dwt Tonnes	IMO	Built	Country	Flag	Specification
Ardmore Seavaliant	Product/Chemical	49,998	2/3	Feb-13	Korea	MI	Eco-design
Ardmore Seaventure	Product/Chemical	49,998	2/3	Jun-13	Korea	MI	Eco-design
Ardmore Seavantage	Product/Chemical	49,997	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Seavanguard	Product/Chemical	49,998	2/3	Feb-14	Korea	MI	Eco-design
Ardmore Sealion	Product/Chemical	49,999	2/3	May-15	Korea	MI	Eco-design
Ardmore Seafox	Product/Chemical	49,999	2/3	Jun-15	Korea	MI	Eco-design
Ardmore Seawolf	Product/Chemical	49,999	2/3	Aug-15	Korea	MI	Eco-design
Ardmore Seahawk	Product/Chemical	49,999	2/3	Nov-15	Korea	MI	Eco-design
Ardmore Endeavour	Product/Chemical	49,997	2/3	Jul-13	Korea	MI	Eco-design
Ardmore Enterprise	Product/Chemical	49,453	2/3	Sep-13	Korea	MI	Eco-design
Ardmore Endurance	Product/Chemical	49,466	2/3	Dec-13	Korea	MI	Eco-design
Ardmore Encounter	Product/Chemical	49,478	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Explorer	Product/Chemical	49,494	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Exporter	Product/Chemical	49,466	2/3	Feb-14	Korea	MI	Eco-design
Ardmore Engineer	Product/Chemical	49,420	2/3	Mar-14	Korea	MI	Eco-design
Ardmore Seamariner	Product/Chemical	45,726	3	Oct-06	Japan	MI	Eco-mod
Ardmore Sealancer	Product	47,451	—	Jun-08	Japan	MI	Eco-mod
Ardmore Sealeader	Product	47,463	—	Aug-08	Japan	MI	Eco-mod
Ardmore Sealifter	Product	47,472	—	Jul-08	Japan	MI	Eco-mod
Ardmore Dauntless	Product/Chemical	37,764	2	Feb-15	Korea	MI	Eco-design
Ardmore Defender	Product/Chemical	37,791	2	Feb-15	Korea	MI	Eco-design
Ardmore Cherokee	Product/Chemical	25,215	2	Jan-15	Japan	MI	Eco-design
Ardmore Cheyenne	Product/Chemical	25,217	2	Mar-15	Japan	MI	Eco-design
Ardmore Chinook	Product/Chemical	25,217	2	Jul-15	Japan	MI	Eco-design
Ardmore Chippewa	Product/Chemical	25,217	2	Nov-15	Japan	MI	Eco-design
Total	25	1,111,294

SIGNIFICANT DEVELOPMENTS

On March 9, 2020, we announced a new capital allocation policy which sets out our priorities among fleet maintenance, financial strength, accretive growth and returning capital to shareholders. Consistent with this policy, we are not declaring a dividend for the first quarter of 2020.

On March 11, 2020, the World Health Organization declared the outbreak of a coronavirus (COVID-19) a pandemic. As COVID-19 continues to spread globally, our business, financial condition and results of operations could be adversely affected. The extent of the impact of the COVID-19 on us will depend on, among other things, the duration and spread of the outbreak, all of which are highly uncertain and cannot be predicted.

RESULTS OF OPERATIONS

Factors You Should Consider When Evaluating Our Results

There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects and we use a variety of financial and operational terms and concepts when analyzing our results of operations. Please read “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2019 for additional information.

In accordance with U.S. GAAP, we report gross revenues in our condensed statements of comprehensive income / (loss) and report voyage expenses separately. Ship-owners base economic decisions regarding the deployment of their vessels upon actual and anticipated time charter equivalent, or TCE rates (which represent net revenues divided by revenue days) and industry analysts typically measure rates in terms of TCE rates. This is because under time charters and pooling arrangements the customer typically pays the voyage expenses, while under voyage charters, also known as spot market charters, the shipowner usually pays the voyage expenses. As a result, for vessels employed directly in the spot market, revenue is recognized on a gross freight basis, while under time chartering and pool arrangements, the charterer typically pays voyage expenses and revenue is recognized on a net basis. To normalize these differences, the discussion of revenue below focuses on TCE rates where applicable. Net revenues, a non-U.S. GAAP financial measure, represents revenues less voyage expenses. Voyage expenses are all expenses related to a particular voyage, which include, among other things, bunkers and port/canal costs.

Statement of Comprehensive Income / (Loss) for the Three Months Ended March 31, 2020 and March 31, 2019

The following table presents our operating results for the three months ended March 31, 2020 and March 31, 2019.

	Three months ended
	March 31, 2020	March 31, 2019	Variance	Variance (%)
Revenue, net	$65,193,515	$62,266,387	$2,927,128	5%

Voyage expenses	(23,662,392)	(27,250,124)	3,587,732	13%
Vessel operating expenses	(15,686,154)	(16,838,288)	1,152,134	7%
Depreciation	(7,854,959)	(8,230,492)	375,533	5%
Amortization of deferred drydock expenditures	(1,285,342)	(1,138,763)	(146,579)	(13)%
General and administrative expenses
Corporate	(3,985,678)	(3,583,173)	(402,505)	(11)%
Commercial and chartering	(867,387)	(1,056,621)	189,234	18%
Loss on sale of vessel	-	(6,569,763)	6,569,763	100%
Interest expense and finance costs	(5,446,621)	(6,957,660)	1,511,039	22%
Interest income	144,202	238,338	(94,136)	(39)%

Income / (loss) before taxes	6,549,184	(9,120,159)	15,669,343	172%

Income tax	(30,503)	(33,620)	3,117	9%

Net income / (loss) and comprehensive income / (loss)	$6,518,681	$(9,153,779)	$15,672,460	171%

Revenue. Revenue for the three months ended March 31, 2020 was $65.2 million, an increase of $2.9 million from $62.3 million for the three months ended March 31, 2019.

Our average number of owned vessels decreased to 25.0 for the three months ended March 31, 2020, from 26.7 for the three months ended March 31, 2019, resulting in revenue days of 2,180 for the three months ended March 31, 2020, as compared to 2,260 for the three months ended March 31, 2019. We had 25 and 26 vessels employed directly in the spot market as at March 31, 2020 and 2019, respectively. The decrease in revenue days resulted in a decrease in revenue of $2.2 million, while changes in spot rates resulted in an increase in revenue of $5.1 million for the three months ended March 31, 2020.

Voyage Expenses. Voyage expenses were $23.7 million for the three months ended March 31, 2020, a decrease of $3.6 million from $27.3 million for the three months ended March 31, 2019. Voyage expenses decreased primarily due to the decrease in the average number of owned vessels to 25.0 for the three months ended March 31, 2020, compared to 26.7 for the three months ended March 31, 2019.

TCE Rate. The average TCE rate for our fleet was $19,390 per day for the three months ended March 31, 2020, an increase of $4,385 per day from $15,005 per day for the three months ended March 31, 2019. The increase in average TCE rate was the result of higher spot rates and lower voyage expenses for the three months ended March 31, 2020. TCE rates represent net revenues (or revenue less voyage expenses) divided by revenue days.

Vessel Operating Expenses. Vessel operating expenses were $15.7 million for the three months ended March 31, 2020, a decrease of $1.1 million from $16.8 million for the three months ended March 31, 2019. This decrease is due to a decrease in the average number of vessels in operation for the three months ended March 31, 2020, and the timing of vessel operating expenses between quarters. Vessel operating expenses, by their nature, are prone to fluctuations between periods. Average fleet operating expenses per day, including technical management fees, were $6,484 per vessel for the three months ended March 31, 2020, as compared to $6,941 per vessel for the three months ended March 31, 2019.

Depreciation. Depreciation expense for the three months ended March 31, 2020 was $7.9 million, a decrease of $0.3 million from $8.2 million for the three months ended March 31, 2019. This decrease is primarily due to a decrease in the average number of owned vessels for the three months ended March 31, 2020.

Amortization of Deferred Drydock Expenditures. Amortization of deferred drydock expenditures for the three months ended March 31, 2020 was $1.3 million, an increase of $0.2 million from $1.1 million for the three months ended March 31, 2019. The increase is primarily due to an increased number of drydockings as our fleet ages. The deferred costs of drydockings for a given vessel are amortized on a straight-line basis to the next scheduled drydocking of the vessel.

General and Administrative Expenses: Corporate. Corporate-related general and administrative expenses for the three months ended March 31, 2020 were $4.0 million, an increase of $0.4 million from $3.6 million for the three months ended March 31, 2019. The increase is primarily due to the issuance of stock appreciation rights and restricted stock units in the first quarter of 2020.

General and Administrative Expenses: Commercial and Chartering. Commercial and chartering expenses are the expenses attributable to our chartering and commercial operations departments in connection with our spot trading activities. Commercial and chartering expenses for the three months ended March 31, 2020 were $0.9 million, a decrease of $0.2 million from $1.1 million for the three months ended March 31, 2019. This decrease is as a result of lower headcount and less travel in the first quarter of 2020.

Loss on Sale of Vessel. Loss on sale of vessel for the three months ended March 31, 2020 was $Nil, compared to $6.6 million for the three months ended March 31, 2019 in relation to the sale of the Ardmore Seamaster.

Interest Expense and Finance Costs. Interest expense and finance costs include loan interest, finance lease interest, and amortization of deferred finance fees. Interest expense and finance costs for the three months ended March 31, 2020 were $5.4 million, a decrease of $1.6 million from $7.0 million for the three months ended March 31, 2019. Cash interest expense decreased by $1.5 million to $5.0 million for the three months ended March 31, 2020, from $6.5 million for the three months ended March 31, 2019, primarily due to a decreased average LIBOR during the three months ended March 31, 2020, compared to the three months ended March 31, 2019. Amortization of deferred finance fees for the three months ended March 31, 2020 was $0.4 million, a decrease of $0.1 million from $0.5 million for the three months ended March 31, 2019.

LIQUIDITY AND CAPITAL RESOURCES

Our primary sources of liquidity are cash and cash equivalents, cash flows provided by our operations, our undrawn credit facilities and capital raised through financing transactions. As at March 31, 2020, our total cash and cash equivalents were $64.5 million, an increase of $12.8 million from $51.7 million as at December 31, 2019. We believe that our working capital, together with expected cash flows from operations, will be sufficient for our present requirements.

Our short-term liquidity requirements include the payment of operating expenses (including voyage expenses and bunkers from spot chartering our vessels), drydocking expenditures, debt servicing costs, lease payments, any dividends on our shares of common stock, scheduled repayments of long-term debt, as well as funding our other working capital requirements. Our short-term spot charters contribute to the volatility of our net operating cash flow, and thus our ability to generate sufficient cash flows to meet our short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling. Spot charters preserve flexibility to take advantage of increasing rate environments, but also expose the ship-owner to decreasing rate environments.

Our long-term capital needs are primarily for capital expenditures and debt repayment. Generally, we expect that our long-term sources of funds will be cash balances, long-term bank borrowings, finance leases and other debt or equity financings. We expect that we will rely upon these financing sources to fund acquisitions and expansion of capital expenditures.

Our credit facilities and finance leases are described in Notes 2 (“Debt”) and 3 (“Finance leases”), respectively, to our interim condensed consolidated financial statements included in this Report on Form 6-K. Our financing facilities contain covenants and other restrictions we believe are typical of debt financing collateralized by vessels, including among others covenants that restrict the relevant subsidiaries from incurring or guaranteeing additional indebtedness, granting certain liens, and selling, transferring, assigning or conveying assets. Our financing facilities do not impose a restriction on dividends, distributions, or returns of capital unless an event of default has occurred, is continuing or will result from such payment. Our financing facilities require us to maintain various financial covenants. Should we not meet these financial covenants or other covenants, the lenders may declare our obligations under the applicable agreements immediately due and payable, and terminate any further loan commitments, which would significantly affect our short-term liquidity requirements. As at March 31, 2020, we were in compliance with all covenants relating to our financing facilities.

CASH FLOW DATA

Cash Flow Data for the Three Months Ended March 31, 2020 and March 31, 2019

CASH FLOW DATA	Three months ended
	March 31, 2020	March 31, 2019
Net cash provided by operating activities	$11,911,227	$1,565,051
Net cash (used in) / provided by investing activities	(614,891)	16,608,390
Net cash provided by / (used in) financing activities	1,449,219	(22,788,101)

Cash provided by operating activities

For the three months ended March 31, 2020, cash flow provided by operating activities was $11.9 million. Net income (after adding back depreciation, amortization of deferred drydock expenditures, share-based compensation, amortization of deferred finance fees and foreign exchange of $10.3 million) was an inflow of $16.8 million. Drydock payments were $2.2 million and changes in operating assets and liabilities resulted in an outflow of $2.7 million.

For the three months ended March 31, 2019, cash flow provided by operating activities was $1.6 million. Net profit (after adding back depreciation, amortization of deferred drydock expenditures, share-based compensation, loss on sale of vessel, amortization of deferred finance fees and foreign exchange of $16.9 million) was an inflow of $7.7 million. Drydock payments were $1.9 million and changes in operating assets and liabilities resulted in an outflow of $4.2 million.

Cash (used in) / provided by investing activities

For the three months ended March 31, 2020, net cash used in investing activities was $0.6 million, consisting of payments in relation to vessel equipment, ballast water treatment systems, installation in progress, and other non-current assets.

For the three months ended March 31, 2019, net cash provided by investing activities was $16.6 million. Proceeds from the sales of the Ardmore Seatrader and Ardmore Seamaster were $17.6 million. Payments in relation to vessel equipment, ballast water treatment systems, installation in progress and other non-current assets were $1.0 million.

Cash provided by / (used in) by financing activities

For the three months ended March 31, 2020, the net cash provided by financing activities was $1.4 million. Proceeds from debt were $10.9 million. Repayments of debt amounted to $3.2 million and total principal repayments of finance lease arrangements were $4.6 million. Payments of cash dividends in relation to the fourth quarter of 2019 were $1.7 million.

For the three months ended March 31, 2019, the net cash used in financing activities was $22.8 million. Repayments of debt amounted to $10.0 million and total principal repayments of finance lease arrangements were $12.8 million.

CAPITAL EXPENDITURES

Drydock

The drydocking schedule for our vessels that were in operation as of March 31, 2020 is as follows:

	For the Years Ended December 31,
	2020	2021	2022	2023
Number of vessels in drydock (excluding in-water surveys)	10	3	-	8

We endeavor to manage the timing of future dockings across the fleet in order to minimize the number of vessels that are drydocked at any one time. As our fleet matures and expands, our drydock expenses are likely to increase.

Ballast Water Treatment Systems Installation

The ballast water treatment systems (“BWTS”) installation schedule for our vessels that were in operation as of March 31, 2020 is as follows:

	For the Years Ended December 31,
	2020	2021	2022	2023
Number of BWTS installations	1	8	-	4

We endeavor to manage the timing of future ballast water treatment system installations across the fleet in order to minimize the number of vessels that are completing ballast water treatment system installations at any one time.

CRITICAL ACCOUNTING ESTIMATES

We prepare our financial statements in accordance with U.S. GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ materially from our assumptions and estimates. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties are discussed in “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2019. There have been no significant changes to these estimates and assumptions in the three months ended March 31, 2020.

OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity or capital resources.

DISCLOSURES ABOUT MARKET RISK

In addition to the risks set forth below, you should carefully consider the risk factors discussed in “Item 3. Key Information – D. Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2019, regarding risks which could materially affect our business, financial condition and results of operations.

Operational Risk

We are exposed to operating costs arising from various vessel operations. Key areas of operating risk include drydock, repair costs, insurance, piracy and fuel prices. Our risk management includes various strategies for technical management of drydock and repairs coordinated with a focus on measuring cost and quality. Our relatively young fleet helps to minimize the risk. Given the potential for accidents and other incidents that may occur in vessel operations, the fleet is insured against various types of risk. We have established a set of countermeasures in order to minimize the risk of piracy attacks during voyages, particularly through regions which the Joint War Committee or our insurers consider high risk, or which they recommend monitoring, to make the navigation safer for sea staff and to protect our assets. The price and supply of fuel is unpredictable and can fluctuate from time to time. We periodically consider and monitor the need for fuel hedging to manage this risk.

Foreign Exchange Risk

The majority of our transactions, assets and liabilities are denominated in U.S. Dollars, our functional currency. We incur certain general and operating expenses in other currencies (primarily the Euro, Singapore Dollar, and Pounds Sterling) and, as a result, there is a risk that currency fluctuations may have a negative effect on the value of our cash flows. Such risk may also have an adverse effect on our financial condition and results of operations. We believe these adverse effects to be immaterial and we have not entered into any derivative contracts to manage foreign exchange risk during the three months ended March 31, 2020.

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through borrowings that require us to make interest payments based on LIBOR. Significant increases in interest rates could adversely affect our results of operations and our ability to repay debt. We regularly monitor interest rate exposure and may enter into swap arrangements to hedge exposure where it is considered economically advantageous to do so.

The disclosure in the immediately following paragraph about the potential effects of changes in interest rates is based on a sensitivity analysis, which models the effects of hypothetical interest rate shifts. A sensitivity analysis is constrained by several factors, including the necessity to conduct the analysis based on a single point in time and by the inability to include the extraordinarily complex market reactions that normally would arise from the market shifts. Although the following results of a sensitivity analysis for changes in interest rates may have some limited use as a benchmark, they should not be viewed as a forecast. This forward-looking disclosure also is selective in nature and addresses only the potential impacts on our borrowings and finance lease obligations.

Assuming we do not hedge our exposure to interest rate fluctuations, a hypothetical 100 basis-point increase or decrease in our variable interest rates would have increased or decreased our interest expense for the three-month period ended March 31, 2020 by $0.9 million using the average long-term debt balance and finance leases balance and actual interest incurred in the period.

Liquidity Risk

Our principal objective in relation to liquidity is to ensure that we have access at minimum cost to sufficient liquidity to enable us to meet our obligations as they come due and to provide adequately for contingencies. Our policy is to manage our liquidity by forecasting of cash flows arising from or expense relating to time charter revenue, pool revenue, vessel operating expenses, general and administrative overhead and servicing of debt.

Credit Risk

There is a concentration of credit risk with respect to our cash and cash equivalents to the extent that substantially all of the amounts are held in ABN Bank and Nordea Bank, and in short-term funds (with a credit risk rating of at least AA) managed by Blackrock and State Street Global Advisors. While we believe this risk of loss is low, we intend to review and revise our policy for managing cash and cash equivalents if considered prudent to do so.

We limit our credit risk with trade accounts receivable by performing ongoing credit evaluations of our customers’ financial condition. We generally do not require collateral for our trade accounts receivable.

We may be exposed to a credit risk in relation to vessel employment and at times may have multiple vessels employed by one charterer. We consider and evaluate concentration of credit risk regularly and perform on-going evaluations of these charterers for credit risk, including credit concentration risk. As at March 31, 2020, our 25 vessels in operation were employed with 15 different charterers.

Inflation

We do not expect inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.

Ardmore Shipping Corporation

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

F-1

Ardmore Shipping Corporation

Unaudited Interim Condensed Consolidated Balance Sheets

As at March 31, 2020 and December 31, 2019
(Expressed in U.S. Dollars)

	As at
ASSETS	March 31, 2020	December 31, 2019
Current assets
Cash and cash equivalents	64,468,662	51,723,107
Receivables, net of allowance for bad debts of $0.8 million (2019: $0.9 million)	27,705,982	30,083,358
Prepaid expenses and other assets	2,068,890	1,940,030
Advances and deposits	4,083,461	4,114,065
Inventories	10,696,789	10,158,735
Total current assets	109,023,784	98,019,295

Non-current assets
Vessels and vessel equipment, net	653,611,582	660,823,330
Deferred drydock expenditures, net	10,172,068	7,668,711
Ballast water treatment systems, installation in progress	320,607	384,408
Other non-current assets, net	841,054	917,222
Amount receivable in respect of finance leases	2,880,000	2,880,000
Operating lease, right-of-use asset	1,921,419	1,745,464
Total non-current assets	669,746,730	674,419,135

TOTAL ASSETS	778,770,514	772,438,430

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	6,679,219	4,789,935
Accrued expenses and other liabilities	11,547,706	16,278,084
Accrued interest on debt and finance leases	775,949	880,183
Current portion of long-term debt	32,638,262	20,216,171
Current portion of finance lease obligations	18,069,882	17,975,322
Current portion of operating lease obligations	402,619	289,231
Total current liabilities	70,113,637	60,428,926

Non-current liabilities
Non-current portion of long-term debt	182,627,341	187,066,842
Non-current portion of finance lease obligations	193,170,794	197,704,372
Non-current portion of operating lease obligations	1,189,607	1,182,522
Total non-current liabilities	376,987,742	385,953,736

Stockholders’ equity
Common stock	351,469	350,192
Additional paid in capital	415,934,903	416,841,494
Treasury stock	(15,348,909)	(15,348,909)
Accumulated deficit	(69,268,328)	(75,787,009)
Total stockholders’ equity	331,669,135	326,055,768

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	778,770,514	772,438,430

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

F-2

Ardmore Shipping Corporation

Unaudited Interim Condensed Consolidated Statements of Comprehensive Income / (Loss)

For the three months ended March 31, 2020 and March 31, 2019
(Expressed in U.S. Dollars, except for shares)

	Three months ended
	March 31, 2020	March 31, 2019
Revenue, net	65,193,515	62,266,387

Voyage expenses	(23,662,392)	(27,250,124)
Vessel operating expenses	(15,686,154)	(16,838,288)
Depreciation	(7,854,959)	(8,230,492)
Amortization of deferred drydock expenditures	(1,285,342)	(1,138,763)
General and administrative expenses
Corporate	(3,985,678)	(3,583,173)
Commercial and chartering	(867,387)	(1,056,621)
Loss on sale of vessel	-	(6,569,763)
Interest expense and finance costs	(5,446,621)	(6,957,660)
Interest income	144,202	238,338

Income / (loss) before taxes	6,549,184	(9,120,159)

Income tax	(30,503)	(33,620)

Net income / (loss) and comprehensive income / (loss)	6,518,681	(9,153,779)

Earnings / (loss) per share, basic	0.20	(0.28)
Weighted average number of shares outstanding, basic	33,196,917	33,097,831

Earnings / (loss) per share, diluted	0.20	(0.28)
Weighted average number of shares outstanding, diluted	33,317,114	33,097,831

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

F-3

Ardmore Shipping Corporation

Unaudited Interim Condensed Consolidated Statements of Changes in Stockholders’ Equity

For the three months ended March 31, 2020 and March 31, 2019

(Expressed in U.S. Dollars, except for shares)

	Number of shares outstanding	Share capital	Additional paid in capital	Treasury stock	Accumulated deficit	TOTAL
Balance as at January 1, 2020	33,097,831	350,192	416,841,494	(15,348,909)	(75,787,009)	326,055,768
Issue of common stock	127,704	1,277	(1,277)	-	-	-
Share-based compensation	-	-	753,994	-	-	753,994
Payment of dividend	-	-	(1,659,308)	-	-	(1,659,308)
Income for the period	-	-	-	-	6,518,681	6,518,681
Balance as at March 31, 2020	33,225,535	351,469	415,934,903	(15,348,909)	(69,268,328)	331,669,135

Balance as at January 1, 2019	33,097,831	350,192	414,508,403	(15,348,909)	(52,925,752)	346,583,934
Share-based compensation	-	-	442,051	-	-	442,051
Loss for the period	-	-	-	-	(9,153,779)	(9,153,779)
Balance as at March 31, 2019	33,097,831	350,192	414,950,454	(15,348,909)	(62,079,531)	337,872,206

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

F-4

Ardmore Shipping Corporation

Unaudited Interim Condensed Consolidated Statements of Cash Flows

For the three months ended March 31, 2020 and March 31, 2019

(Expressed in U.S. Dollars)

	Three months ended
	March 31, 2020	March 31, 2019
CASH FLOWS FROM OPERATING ACTIVITIES
Net income / (loss)	6,518,681	(9,153,779)
Adjustment to reconcile net income / (loss) to net cash provided by operating activities:
Depreciation	7,854,959	8,230,492
Amortization of deferred drydock expenditures	1,285,342	1,138,763
Share-based compensation	753,994	442,051
Loss on sale of vessel	-	6,569,763
Amortization of deferred finance fees	435,046	514,887
Foreign exchange	(55,485)	(36,799)
Deferred drydock expenditures	(2,171,613)	(1,918,672)
Changes in operating assets and liabilities:
Receivables	2,377,376	(190,350)
Prepaid expenses and other assets	(128,860)	(166,937)
Advances and deposits	30,604	(724,475)
Inventories	(538,054)	1,547,871
Accounts payable	561,129	(2,742,536)
Accrued expenses and other liabilities	(4,907,658)	(1,961,724)
Accrued interest on debt and finance leases	(104,234)	16,496
Net cash provided by operating activities	11,911,227	1,565,051

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of vessels	-	17,558,372
Payments for vessel equipment and Ballast water treatment systems, installation in progress	(605,523)	(888,890)
Payments for other non-current assets	(9,368)	(61,092)
Net cash (used in) / provided by investing activities	(614,891)	16,608,390

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term debt	10,948,727	3,048
Repayments of long-term debt	(3,229,177)	(10,003,609)
Repayments of finance leases	(4,611,023)	(12,787,540)
Payment of dividend	(1,659,308)	-
Net cash provided by / (used in) financing activities	1,449,219	(22,788,101)

Net increase / (decrease) in cash and cash equivalents	12,745,555	(4,614,660)

Cash and cash equivalents at the beginning of the year	51,723,107	56,903,038

Cash and cash equivalents at the end of the period	64,468,662	52,288,378

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

F-5

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three months ended March 31, 2020 and March 31, 2019

(Expressed in U.S. Dollars, except for shares and as otherwise stated)

1.	General information and significant accounting policies

1.1.	Background

Ardmore Shipping Corporation (NYSE: ASC) (“ASC”), together with its subsidiaries (collectively, the “Company”), provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of mid-size product and chemical tankers and the Company operates its business in one operating segment, the transportation of refined petroleum products and chemicals. As at March 31, 2020, the Company had 25 vessels in operation. The average age of the Company’s operating fleet as at March 31, 2020 was 6.7 years.

On March 11, 2020, the World Health Organization declared the recent novel coronavirus (“COVID-19”) outbreak a pandemic. In response to the outbreak, many countries, ports and organizations, including those where the Company conducts a large part of its operations, have implemented measures to combat the outbreak, such as quarantines and travel restrictions. Such measures have caused and will likely continue to cause severe trade disruptions. The extent to which COVID-19 will impact the Company's results of operations and financial condition, including possible impairments, will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the virus and the actions to contain or treat its impact, among others. Accordingly, an estimate of the impact cannot be made at this time.

1.2.	Management and organizational structure

ASC was incorporated in the Republic of the Marshall Islands on May 14, 2013. ASC commenced business operations through its predecessor company, Ardmore Shipping LLC, on April 15, 2010.

As at December 31, 2019, ASC had 75 wholly owned subsidiaries, the majority of which represent single ship-owning companies for ASC’s fleet, and one 50%-owned joint venture, Anglo Ardmore Ship Management Limited (“AASML”), which provides technical management services to a majority of the ASC fleet. Ardmore Shipping (Bermuda) Limited, a wholly owned subsidiary incorporated in Bermuda, carries out the Company’s management services and associated functions. Ardmore Shipping Services (Ireland) Limited, a wholly owned subsidiary incorporated in Ireland, provides the Company’s corporate, accounting, fleet administration and operations services. Each of Ardmore Shipping (Asia) Pte. Limited and Ardmore Shipping (Americas) LLC, wholly owned subsidiaries incorporated in Singapore and Delaware, respectively, performs commercial management and chartering services for the Company.

1.3.	Basis of preparation

The accompanying interim condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), and the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) that apply to interim condensed financial statements. Accordingly, they do not include all of the information and footnotes normally included in consolidated financial statements prepared in conformity with U.S. GAAP. They should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s 2019 Annual Report on Form 20-F, filed with the SEC on April 3, 2020. The condensed consolidated balance sheet as of December 31, 2019 has been derived from the audited financial statements at that date but does not include all of the footnotes required by U.S. GAAP for complete financial statements.

The accompanying interim condensed consolidated financial statements are unaudited and include all adjustments (consisting of normal recurring adjustments) that management considers necessary for a fair presentation of its condensed consolidated financial position and results of operations for the interim periods presented.

The results of operations for the interim periods are not necessarily indicative of the results that may be expected for the entire year.

All subsidiaries are 100% directly or indirectly owned by ASC. AASML, which is a 50% owned joint venture, is accounted for using the equity method. All intercompany balances and transactions have been eliminated on consolidation. Certain prior year amounts have been reclassified to conform to the current year presentation. These reclassifications had no effect on the Company’s previously reported consolidated results of operations.

1.4.	Significant accounting policies

There have been no changes in the Company’s significant accounting policies for the three months ended March 31, 2020 as compared to the significant accounting policies described in the Company’s audited consolidated financial statements for the year ended December 31, 2019. The accounting policies used in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those applied in the audited financial statements for the year ended December 31, 2019.

1.5.	Recently adopted accounting pronouncements

In June 2016, the FASB issued ASU 2016-13: Financial Instruments - Credit Losses (Topic 326) which requires recognition of management’s estimates of current expected credit losses, rather than the current incurred losses model. The new model is generally applicable to all financial instruments that are not accounted for at fair value through net income. The standard is effective for annual and interim periods beginning after December 15, 2019, with early adoption permitted. The implementation of this standard on January 1, 2020 did not represent a significant impact on the consolidated financial statements and related disclosures.

F-6

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three months ended March 31, 2020 and March 31, 2019

(Expressed in U.S. Dollars, except for shares and as otherwise stated)

2.	Debt

As at March 31, 2020, the Company had five loan facilities, which it has used primarily to finance vessel acquisitions or vessels under construction and also for working capital. The Company’s applicable ship-owning subsidiaries have granted first-priority mortgages against the relevant vessels in favor of the lenders as security for the Company’s obligations under the loan facilities, which totaled 13 vessels as at March 31, 2020. ASC and its subsidiary Ardmore Shipping LLC have provided guarantees in respect of the loan facilities and ASC has granted a guarantee over its trade receivables in respect of the ABN AMRO Revolving Facility. These guarantees can be called upon following a payment default. The outstanding principal balances on each loan facility as at March 31, 2020 and December 31, 2019 were as follows:

	As at
	March 31, 2020	December 31, 2019
NIBC Bank Facility	5,690,000	6,045,000
Nordea / SEB Joint Bank Facility	97,125,823	100,000,000
Nordea / SEB Revolving Facility	40,000,000	40,000,000
ABN / CACIB Joint Bank Facility	61,462,500	61,462,500
ABN AMRO Revolving Facility	14,967,734	4,019,007
Total debt	219,246,057	211,526,507
Deferred finance fees	(3,980,454)	(4,243,494)
Net total debt	215,265,603	207,283,013
Current portion of long-term debt	33,668,970	21,274,111
Current portion of deferred finance fees	(1,030,708)	(1,057,940)
Total current portion of long-term debt	32,638,262	20,216,171
Non-current portion of long-term debt	182,627,341	187,066,842

Future minimum scheduled repayments under the Company’s loan facilities for each year are as follows:

As at
March 31, 2020
2020 (1)	28,993,661
2021	21,906,236
2022	17,281,236
2023	17,281,236
2024	133,783,688
219,246,057

(1) Nine-month period ending December 31, 2020

F-7

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three months ended March 31, 2020 and March 31, 2019

(Expressed in U.S. Dollars, except for shares and as otherwise stated)

2.	Debt (continued)

NIBC Bank Facility

On September 12, 2014, one of ASC’s subsidiaries entered into a $13.5 million long-term loan facility with NIBC Bank N.V. to finance a secondhand vessel acquisition which delivered to the Company in 2014. The facility was drawn down in September 2014. Interest is calculated at a rate of LIBOR plus 2.90%. Principal repayments on the loans are made on a quarterly basis, with a balloon payment payable with the final instalment. The loan facility matures in September 2021.

Nordea / SEB Joint Bank Facility and Nordea / SEB Revolving Facility

On December 11, 2019, eight of ASC’s subsidiaries entered into a $100 million long-term loan facility and a $40 million revolving credit facility with Nordea Bank AB (publ) and Skandinaviska Enskilda Banken AB (publ) to refinance existing facilities. The facility was fully drawn down in December 2019. Interest is calculated at a rate of LIBOR plus 2.4%. Principal repayments on the term loans are made on a quarterly basis, with a balloon payment payable with the final instalment. The revolving facility may be drawn down or repaid with five days’ notice. The term loan and revolving credit facility mature in December 2024.

ABN/CACIB Joint Bank Facility

On December 11, 2019, four of ASC’s subsidiaries entered into a $61.5 million long-term loan facility with ABN AMRO Bank N.V. and Credit Agricole Corporate and Investment Bank to refinance existing facilities. Interest is calculated at a rate of LIBOR plus 2.4%. Principal repayments on the term loans are made on a quarterly basis, with a balloon payment payable with the final instalment. The loan facility matures in December 2024.

ABN AMRO Revolving Facility

On October 24, 2017, the Company entered into a $15 million revolving credit facility with ABN AMRO to fund working capital. Interest is calculated at a rate of LIBOR plus 3.5%. Interest payments are payable on a quarterly basis. The facility matures in October 2020 with an option to extend for a further year.

Long-term debt financial covenants

The Company’s existing long-term debt facilities described above include certain covenants. The financial covenants require that the Company:

•	maintain minimum solvency of not less than 30%;
•	maintain minimum cash and cash equivalents (of which at least 60% of such minimum amount is held in cash and which includes the undrawn portion of the Nordea/SEB Revolving Facility), based on the number of vessels owned and chartered-in and 5% of outstanding debt; the required minimum cash and cash equivalents as at March 31, 2020 was $21.3 million;
•	ensure that the aggregate fair market value of the applicable vessels plus any additional collateral is, depending on the facility, no less than 130% of the debt outstanding for the facility;
•	maintain a corporate net worth of not less than $150 million; and
•	maintain positive working capital, excluding balloon repayments and amounts outstanding under the ABN AMRO Revolving Facility, provided that the facility has a remaining maturity of more than three months.

The Company was in full compliance with all of its long-term debt financial covenants as at March 31, 2020 and December 31, 2019.

F-8

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three months ended March 31, 2020 and March 31, 2019

(Expressed in U.S. Dollars, except for shares and as otherwise stated)

3.	Finance leases

As at March 31, 2020, the Company was a party, as the lessee, to six finance lease facilities. The Company’s applicable ship-owning subsidiaries have granted first-priority mortgages against the relevant vessels in favor of the lenders as security for the Company’s obligations under the finance lease facilities, which totaled 12 vessels as at March 31, 2020. ASC has provided guarantees in respect of the finance lease facilities. These guarantees can be called upon following a payment default. The outstanding principal balances on each finance lease facility as at March 31, 2020 and December 31, 2019 were as follows:

	As at
	March 31, 2020	December 31, 2019
Japanese Leases No.1 and 2	30,188,600	31,398,900
Japanese Lease No.3	14,906,500	15,498,000
Japanese Lease No.4	23,471,655	23,983,699
CMBFL Leases No.1 to 4	78,021,550	79,896,836
Ocean Yield ASA	59,805,120	61,153,740
China Huarong Leases	45,526,585	46,717,764
Finance lease obligations	251,920,010	258,648,939
Amounts representing interest and deferred finance fees	(40,679,334)	(42,969,245)
Finance lease obligations, net of interest and deferred finance fees	211,240,676	215,679,694

Current portion of finance lease obligations	18,733,136	18,650,022
Current portion of deferred finance fees	(663,254)	(674,700)
Non-current portion of finance lease obligations	195,641,299	200,335,437
Non-current portion of deferred finance fees	(2,470,505)	(2,631,065)
Total finance lease obligations, net of deferred finance fees	211,240,676	215,679,694

Maturity analysis of the Company’s finance lease facilities for each year are as follows:

As at
March 31, 2020
2020 (1)	20,139,168
2021	26,523,339
2022	26,470,805
2023	38,028,900
2024	24,179,292
2025 - 2030	116,578,506
Finance lease obligations	251,920,010
Amounts representing interest and deferred finance fees	(40,679,334)
Finance lease obligations, net of interest and deferred finance fees	211,240,676

(1) Nine-month period ending December 31, 2020

Japanese Leases No. 1 and 2

On May 30, 2017, two of ASC’s subsidiaries entered into an agreement for the sale and leaseback (under a finance lease arrangement) of the Ardmore Sealeader and Ardmore Sealifter, with JPV No. 7 and JPV No. 8, respectively. The facility was drawn down in May 2017. Repayments on the leases are made on a monthly basis and include principal and interest. The finance leases are scheduled to expire in 2023 and include purchase options exercisable by the Company. As part of the lease arrangement, the Company provided the purchasers with $2.9 million in the aggregate which shall be repaid at the end of the lease period, or upon the exercise of any of the purchase options. This amount is included in the consolidated balance sheets as ‘Amount receivable in respect of finance leases’ with the associated finance lease liability presented gross of the $2.9 million.

F-9

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three months ended March 31, 2020 and March 31, 2019

(Expressed in U.S. Dollars, except for shares and as otherwise stated)

3.	Finance leases (continued)

Japanese Lease No. 3

On January 30, 2018, one of ASC’s subsidiaries entered into an agreement for the sale and leaseback (under a finance lease arrangement) of the Ardmore Sealancer with Neil Co., Ltd. The facility was drawn down in January 2018. Repayments on the lease are made on a monthly basis and include principal and interest. The finance lease is scheduled to expire in 2024 and includes purchase options exercisable by the Company. As part of the lease arrangement, the Company provided the purchaser with $1.4 million in the aggregate which shall be repaid at the end of the lease period, or upon the exercise of any of the purchase options. This amount has been offset against the finance lease liability in the consolidated balance sheets, with the associated finance lease liability presented net of the $1.4 million.

Japanese Lease No. 4

On November 30, 2018, one of ASC’s subsidiaries entered into an agreement for the sale and leaseback (under a finance lease arrangement), of the Ardmore Engineer with Rich Ocean Shipping. The facility was drawn down in December 2018. Interest is calculated at a rate of LIBOR plus 3.20%. Principal repayments on the lease are made on a monthly basis. The finance lease is scheduled to expire in 2029 and includes a mandatory purchase obligation for the Company to repurchase the vessel, as well as purchase options exercisable by the Company, which the Company could elect to exercise at an earlier date.

CMBFL Leases No. 1 to 4

On June 26, 2018, two of ASC’s subsidiaries entered into an agreement for the sale and leaseback (under a finance lease arrangement) of the Ardmore Endurance and Ardmore Enterprise, respectively, with CMB Financial Leasing Co., Ltd (“CMBFL”). The facility was drawn down in June 2018. Interest is calculated at a rate of LIBOR plus 3.10%. Principal repayments on the leases are made on a quarterly basis. The finance leases are scheduled to expire in 2025 and include a mandatory purchase obligation for the Company to repurchase the vessels, as well as purchase options exercisable by the Company, which the Company could elect to exercise at an earlier date.

On October 25, 2018, two of ASC’s subsidiaries entered into an agreement for the sale and leaseback (under a finance lease arrangement) of the Ardmore Encounter and Ardmore Explorer, respectively, with CMBFL. The facility was drawn down in October 2018. Interest is calculated at a rate of LIBOR plus 3.00%. Principal repayments on the leases are made on a quarterly basis. The finance leases are scheduled to expire in 2025 and include a mandatory purchase obligation for the Company to repurchase the vessels, as well as purchase options exercisable by the Company, which the Company could elect to exercise at an earlier date.

Ocean Yield ASA

On October 25, 2018, two of ASC’s subsidiaries entered into an agreement for the sale and leaseback (under a finance lease arrangement) of the Ardmore Dauntless and Ardmore Defender, respectively with Ocean Yield ASA. The facility was drawn down in October 2018. Interest is calculated at a rate of LIBOR plus 4.50%. Principal repayments on the leases are made on a monthly basis. The finance leases are scheduled to expire in 2030 and include a mandatory purchase obligation for the Company to repurchase the vessels, as well as purchase options exercisable by the Company, which the Company could elect to exercise at an earlier date.

China Huarong Leases

On November 30, 2018, two of ASC’s subsidiaries entered into an agreement for the sale and leaseback (under a finance lease arrangement), of the Ardmore Seavanguard and Ardmore Exporter, respectively, with China Huarong Financial Leasing Co., Ltd (“China Huarong”). The facility was drawn down in December 2018. Interest is calculated at a rate of LIBOR plus 3.50%. Principal repayments on the leases are made on a quarterly basis. The finance leases are scheduled to expire in 2025 and include a mandatory purchase obligation for the Company to repurchase the vessels, as well as purchase options exercisable by the Company, which the Company could elect to exercise at an earlier date.

Finance leases financial covenants

Some of the Company’s existing finance lease facilities (as described above) include financial covenants which are the same, or no more onerous than, the Company’s long-term debt financial covenants described in Note 2. The Company was in full compliance with all of its finance lease related financial covenants as at March 31, 2020 and December 31, 2019.

F-10

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three months ended March 31, 2020 and March 31, 2019

(Expressed in U.S. Dollars, except for shares and as otherwise stated)

4.	Loss on sale of vessel

In February 2019, Ardmore agreed to terms for the sale of the Ardmore Seamaster. Effective February 1, 2019, Ardmore reclassified the vessel as held for sale and ceased to depreciate the vessel. Ardmore repaid the outstanding debt facility on the vessel in February 2019. The sales price for the vessel was $9.7 million, resulting in a net loss of $6.6 million when the vessel delivered to the buyer in February 2019.

The loss on the sale of vessel for the three months ended March 31, 2019 is calculated as follows:

Seamaster
Sales proceeds(1)	9,700,000
Net book value of vessel	(15,979,901)
Sales related costs	(289,862)
Net loss on sale of vessel	(6,569,763)

There was no sale of vessels in the three months ended March 31, 2020.

(1)	Proceeds from sale of vessel per the condensed consolidated statement of cash flows is $17.6 million as this includes proceeds of $7.9 million related to the Ardmore Seatrader that was held for sale at 31 December 2018 and delivered to the buyer in January 2019.

5.	Share-based compensation

Stock appreciation rights

As at March 31, 2020, the Company had granted 3,099,782 stock appreciation rights (“SARs”) (inclusive of 5,779 forfeited SARs) to certain of its officers and directors under its 2013 Equity Incentive Plan.

A summary of awards, simulation inputs, outputs and valuation methodology is as follows:

Model Inputs
Grant Date	SARs Awarded	Exercise Price	Vesting Period	Grant Price	Dividend Yield	Risk-free rate of Return	Expected Volatility	Weighted Average Fair Value @ grant date	Average Expected Exercise Life	Valuation Method
Mar 12, 2013	22,118	$13.66	3 yrs.	$13.66	2.93%	2.06%	56.31%	$4.17	4.6 - 5.0 yrs.	Monte Carlo
Sep 1, 2014	5,595	$13.91	3 yrs.	$13.91	2.88%	2.20%	53.60%	$4.20	4.5 - 5.0 yrs.	Monte Carlo
Mar 6, 2015	37,797	$10.25	3 yrs.	$10.25	3.90%	1.90%	61.38%	$2.98	4.2 - 5.0 yrs.	Monte Carlo
Jan 15, 2016	205,519	$9.20	3 yrs.	$9.20	6.63%	1.79%	58.09%	$2.20	4.0 - 5.0 yrs.	Monte Carlo
Apr 4, 2018	1,719,733	$7.40	3 yrs.	$7.40	0.00%	2.51%	40.59%	$2.67	4.25 yrs.	Black-Scholes
Mar 7, 2019	560,000	$5.10	3 yrs.	$5.10	0.00%	2.43%	43.65%	$2.00	4.5 yrs.	Black-Scholes
Mar 4, 2020	549,020	$5.25	3 yrs.	$5.25	0.00%	0.73%	46.42%	$2.04	4.5 yrs.	Black-Scholes

Changes in the SARs for the three months ended March 31, 2020 are set forth below:

	No. of SARs	Weighted average exercise price
Balance as at January 1, 2020	2,544,983	$7.14
SARs granted during the three months ended March 31, 2020	549,020	$5.25
SARs forfeited during the three months ended March 31, 2020	-	-
Balance as at March 31, 2020 (none of which are exercisable or convertible)	3,094,003	$6.80

F-11

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three months ended March 31, 2020 and March 31, 2019

(Expressed in U.S. Dollars, except for shares and as otherwise stated)

5.	Share-based compensation (continued)

Stock appreciation rights (continued)

The total cost related to non-vested SAR awards expected to be recognized through 2023 is set forth below:

Period	Total
2020 (1)	1,152,530
2021	746,667
2022	435,556
2023	62,222
2,396,975

(1)	Nine-month period ending December 31, 2020.

Restricted stock units

As at March 31, 2020, the Company had granted 406,022 restricted stock units (“RSUs”) to certain of its officers and directors under its 2013 Equity Incentive Plan.

A summary of awards is as follows:

Grant Date	RSUs Awarded	Service Period	Grant Price
January 2, 2019	176,659	2 years	$4.64
March 7, 2019	86,210	3 years	$5.10
May 28, 2019	59,237	1 year	$7.47
March 4, 2020	83,916	2 years	$5.25

Changes in the RSUs for the three months ended March 31, 2020 are set forth below:

	No. of RSUs	Weighted average fair value at grant date
Balance as at January 1, 2020	322,106	$5.28
RSUs granted during the three months ended March 31, 2020	83,916	$5.25
RSUs forfeited during the three months ended March 31, 2020	-	-
Balance as at March 31, 2020 (none of which are vested)	406,022	$5.27

The total cost related to non-vested RSU awards expected to be recognized through 2023 is set forth below:

Period	Total
2020 (1)	611,054
2021	306,557
2022	184,426
2023	26,667
1,128,704

(1)	Nine-month period ending December 31, 2020.

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Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three months ended March 31, 2020 and March 31, 2019

(Expressed in U.S. Dollars, except for shares and as otherwise stated)

5.	Share-based compensation (continued)

Dividend equivalent rights

As at March 31, 2020, the Company had granted 1,146,517 dividend equivalent rights (“DERs”) to certain of its officers and directors under its 2013 Equity Incentive Plan.

A summary of awards, simulation inputs, outputs and valuation methodology is as follows:

Model Inputs
Grant Date	DERs Awarded	Service Period	Fair Value	Dividend Yield	Risk-free rate of Return	Expected Volatility	Valuation Method
Nov 4, 2019	1,146,517	2 yrs.	$0.49	2.93%	2.06%	30.22%	Monte Carlo

Changes in the DERs for the three months ended March 31, 2020 are set forth below:

	No. of DERs	Weighted average fair value at grant date
Balance as at January 1, 2020	1,146,517	$0.49
DERs granted during the three months ended March 31, 2020	-	-
DERs forfeited during the three months ended March 31, 2020	-	-
Balance as at March 31, 2020 (none of which are vested)	1,146,517	$0.49

The total cost related to non-vested DER awards expected to be recognized through 2021 is set forth below:

Period	Total
2020 (1)	210,673
2021	234,081
444,754

(1)	Nine-month period ending December 31, 2020.

6.	Subsequent events

There have been no significant events subsequent to March 31, 2020 that require adjustment to or disclosure in the financial statements.

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